May 9, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Basin Water, Inc.
Registration Statement on Form S-1
Registration No. 333-131794

Ladies and Gentlemen:

We, as Representatives of the Underwriters, hereby join Basin Water, Inc., a Delaware corporation, in requesting that the effective date and time for the Registration Statement referred to above be accelerated to 4:30 p.m., Eastern Standard Time, on May 11, 2006, or as soon as practicable thereafter, pursuant to Rules 430A and 461 of the Securities Act of 1933, as amended (the “Act”).

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise that we have distributed or will distribute copies of the Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations.

The following information with respect to the distribution of the Preliminary Prospectus dated April 21, 2006, distributed between April 24, 2006 through the date hereof, is furnished pursuant to Rule 460 under the Act:

Preliminary Prospectuses

Number of Copies

To Prospective Underwriters:	7,715
To Individual/Institutions:	3,500
To Statistical, Public Services and National Association of Securities Dealers:	6

[Signature Page Follows]

Sincerely, JANNEY MONTGOMERY SCOTT LLC A.G. EDWARDS & SONS, INC. CANACCORD ADAMS INC. For Themselves and as Representatives of the Underwriters JANNEY MONTGOMERY SCOTT LLC

By:	/s/ WILLIAM L. RULON-MILLER
Name: William L. Rulon-Miller Title: Senior Vice President

A.G. EDWARDS & SONS, INC.

By:	/s/ WILLIAM R. DONOVAN
Name: William R. Donovan Title: Director, Investment Banking

CANACCORD ADAMS INC.

By:	/s/ JOSEPH W. HAMMER
Name: Joseph W. Hammer Title: Managing Director